Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Armlogi Holding Corp.

Registration Statement on Form S-1

Withdrawal of Acceleration Request - Registration Statement on

Form S-1 (File No. 333-274667)

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 8, 2024, in which we, as representative of the several underwriters of Armlogi Holding Corp.’s proposed public offering, joined the issuer’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday , February 12, 2024, at 4:30 p.m. Eastern Time. Armlogi Holding Corp. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

/s/ Xiaoyan Jiang
Prime Number Capital

Xiaoyan Jiang, Chairwoman